FOIA CONFIDENTIAL TREATMENT REQUEST

December 15, 2006

Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Mr. Michael Fay

Mail Stop 3561

Re:

Sequa Corporation

File No. 1-804

Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Fay:

On behalf of Sequa Corporation (the “Company” or “Sequa”), we hereby submit responses to the comments of the staff regarding the Company’s Form 10-K for the year ended  December 31, 2005 as set forth in your letter dated November 22, 2006 (the “Comment Letter”).

In responding to your comments, the Company acknowledges:

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The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sequa has requested confidential treatment of a portion of its response pursuant to 17 C.F.R. 200.83.  Pursuant to such rule, we hereby provide the following information to the staff:

Company seeking confidential treatment: Sequa Corporation

Contact person: Diane C. Bunt, Senior Associate General Counsel and Corporate Secretary,

212-986-5500 x 5224 (telephone), 212-661-2189 (facsimile).

For your convenience, we have numbered the Company’s responses to the staff’s comments to correspond to numbers used in the Comment Letter.

Unless otherwise indicated, the following comments are in follow up to the response to prior comment number two:

1.

Please provide us a copy of the first contract identified in subparagraph (d). In addition, provide us schedules which support (i) the estimated contract value and (ii) the estimated fair value of services and parts to be provided under this contract. Finally, still with regard to the first contract, explain to us in further detail the reason for the significant disparity between the estimated contract value and the estimated fair value of the services and parts to be provided in the future. In this regard, the difference appears analogous to monopoly profits that should not exist in a competitive environment; page one of your Form 10-K states that the repair of commercial aircraft engines is a competitive business. While we note the three factors that you believe have contributed to the excess consideration you expect to receive from your MBTH and PBTH contracts, the mirror image of those factors, as they apply to you, would appear to imply that you would be required to offer a discount on the separate (individual) sales value of the services provided under the contracts-or at least not to be able to command a significant premium. For instance, you are (i) receiving a long-term contractual revenue stream, (ii) securing a critical customer relationship, and (iii) obtaining a predictable amount of work. As such, explain to us why the enormity of the difference between the estimated contract value and estimated fair value of services to be provided is not an indication that there are significant unidentified future deliverables.

A copy of the requested contract as well as a program summary which supports the estimated contract value and the estimated fair values of services and parts to be provided under the contract are enclosed in the hard copy submittal of this response.  Please note a copy of this contract was filed with the SEC as Exhibit 10-2 to the September 30, 2003 Form 10-Q filed on November 14, 2003.

The difference between the estimated contract value and estimated fair value of services to be provided is not an indication that there are significant unidentified future deliverables.  As stated in response to the Staff’s previous comments, the Company believes that the number of undelivered services is determinable as it can estimate with a high degree of certainty the number of repair services, part replacements or overhauls over the term of the contract.  Chromalloy operates in a very competitive industry.  All of Chromalloy’s PBTH and MBTH contracts were obtained in a competitively bid process.  The difference between the estimated contract value and the estimated fair value of the services and parts to be provided (which approximates ***% of the contract value) is primarily attributable to the airlines’ willingness to pay for securing a contractually fixed rate per flight or engine hour for repair and overhaul costs and the airlines obtaining contractually imposed, reliable and fast turnaround times on repairs and overhauls.  The first factor is critical to our customers as these contracts provide a predictable use of cash over a long term period.  More importantly, the second factor represents a significant commitment on behalf of Chromalloy and a significant value to the customer in regard to guaranteeing reliable and fast turnaround times.  Specifically in regard to the contract in question, Chromalloy has guaranteed a 72 hour turnaround time for delivery of a serviceable (i.e., repaired) module to the customer from the time the customer sends Chromalloy a module for repair.  Typically, a repair of one of these modules would take approximately 30 days and the module would not be available for use by the customer during this period.  The 72 hour commitment, which Chromalloy meets by accessing its inventory, enables the customer to complete an engine overhaul in a shorter period of time which improves their fleet utilization. This value to the customer does not represent a separate deliverable as it is inherent in the services provided which as required by the customer represents an enhanced level of service (faster than usual) and is therefore recognized based on the relative fair value of the deliverables.

2.

Please explain to us in greater detail how you allocate fair value to undelivered items.  Specifically, tell us whether you allocate fair value to undelivered items based on the price that you currently charge customers, or whether you increase the amount to reflect the price that you expect to charge in future periods. Please also explain to us the basis for your accounting

The fair value of each undelivered item expected to be provided over the term of the contract is based on the price we charge other customers for similar deliverables when sold on a standalone basis or, if that is not available, the price charged by our competitors for similar deliverables when sold on a standalone basis.  The fair values of undelivered items do not include future price adjustments as these are both uncertain and unknown.  As such, the fair values allocated to undelivered items represent what we expect to charge in future periods for similar deliverables.

3.

You state in subparagraph (b) that consistent with paragraph 8 of EITF 00-21, Chromalloy reviews data on a quarterly basis and updates its contract models as required and at least annually. Please explain to us with greater specificity (i) the types of updates that are being implemented, (ii) the impact on your accounting from these updates, and (iii) the reason your accounting is appropriate. We note that paragraph 8 of EITF 00-21 only indicates that there should be a continuous evaluation of whether a deliverable is a separate unit of accounting.  In addition, paragraph 10 of SOP 97-2, by analogy, states that the amount allocated to undelivered elements is not subject to later change. As part of your response, also provide us an analysis of the changes in estimates that have been made between your quarterly balance sheet dates for the past two years and most recent interim period. Please specifically address the reasons for the changes and types of changes, including any changes to the estimated number of services or types of services to be provided

There have been no changes to the estimated number of services or types of services to be provided under the PW2037 arrangement.  Given the defined fleet and the analyses performed regarding the estimated deliverables under this arrangement, significant changes to the estimated services to be provided is not expected and has not been experienced to date.  Updates that have been made to the contract model since inception represent contractually defined CPI and OEM price adjustments to the billing rate.  This resulted in an increase in the total estimated arrangement consideration of the undelivered items of approximately $*** approved in Q1 2005 and $*** approved in Q1 2006.  The increase in the arrangement consideration is offset by an increase in the estimated costs of undelivered items (caused by the same CPI and OEM price increases), resulting in an insignificant impact on the estimated profit of the undelivered items.

In regard to the V2500 contract, during Q4 2006, the Company changed its estimate of flight hours and shop visits expected over the remaining term of the contract based on actual experience to date under the contract.  This resulted in a $*** reduction in total estimated billings offset by a corresponding reduction in total estimated costs.  The decrease in flight hours results in a decrease in the frequency of shop visits.  Accordingly, the relative fair value of the deliverables has not been impacted.

These changes have been accounted for prospectively.  The Company analyzes the impact of these changes on the recoverability of any unbilled receivables. There have been no other significant changes.

The Company, along with its outside auditors (which consulted with the firm’s national office), believes the accounting literature that best prescribes how revenue should be allocated to the units delivered is EITF 00-21.

4.

Please further explain to us the reason your application of paragraph 12 of EITF 00-21 is appropriate. We note that the difference between the total estimated fair value of repair and overhaul services and parts to be provided and the total estimated amount billable to the customer is allocated to each deliverable based on the relative fair value of the deliverable and is recognized upon delivery (the relative fair value method). However, there is an expectation inherent in EITF 00-21 that when customers purchase goods and/ or services in a multiple-element arrangement, the price of the bundled arrangement contains a discount as compared to the total price that would be paid if each of the deliverables were purchased separately. Consequently, the relative fair value method may not be an appropriate method of allocation when a significant premium exists. Explain to us why you believe it is appropriate to apply the relative fair value method to your multiple-element arrangements.

The application of EITF 00-21 results in revenue being recognized as units are delivered based on their relative fair value to all units expected to be delivered. The application of EITF 00-21 requires that the Company determine the total consideration to be paid under the contract.  As a result of this process, the Company has determined that a premium exists in excess of the fair value of the individual repaired units being delivered. The economic reasons for this premium have been discussed above. The Company believes the most appropriate manner to recognize this premium is to recognize it ratably as the underlying repaired units are delivered.

5.

Please refer to your response to prior comment number five included in your September 29, 2006 correspondence. Explain to us, on a separate basis, how you apply the guidance in paragraph 15 of EITF 00-21 to both your contracts that contain and do not contain termination for convenience clauses. Based on your response, it is unclear how you have applied paragraph 15 to these contracts. Specifically, explain to us what amounts you consider yourself to be legally entitled as of a balance sheet date, and the basis for your conclusion. That is, tell us whether you consider yourself legally entitled to amounts for hours not yet flown. Please also address whether amounts for hours not yet flown are contingent revenue that may limit the amount of arrangement consideration otherwise allocable to a delivered item in accordance with paragraph 14 of EITF 00-21. As part of your response, tell us the amount of unbilled revenues that have been recorded as an asset as of both June 30, 2006 and December 31, 2005, and tell us the criteria for billing these amounts. Also, disclose in future filings the amount of unbilled accounts receivables that relate to these contracts. Please refer to Rule 5-02(3)(c) for further guidance regarding the disclosure requirements related to these contracts.

The amounts which we deem to be legally entitled are based on the termination provisions in each contract.

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Confidential Treatment Requested By Sequa

(material omitted)

The limitations imposed by the termination for convenience clause in these contracts have resulted in a reduction in revenue recognized for delivered items of $5.4 million during the nine months ended September 30, 2006.

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Confidential Treatment Requested By Sequa

(material omitted)

The unbilled receivable balance represents the cumulative difference between revenue recognized for delivered items and the amounts billed under the hourly billing arrangement subject to the limitations discussed above.  As noted above, the Company continually evaluates the recoverability of the unbilled receivables based on the contractual terms of the contract and the most current information available.

As of June 30, 2006 and December 31, 2005, unbilled revenues recorded as an asset in relation to these contracts were $47.3 million and $39.3 million, respectively, and were presented on the face of the balance sheet in the Form 10-Q filings.  In future filings, the Company will also include these amounts in the expanded disclosures outlined in response numbers 6 and 7 below.

6.

Please revise your “Significant Accounting Policies and Estimates” disclosure with regard to your accounting for MBTH and PBTH contracts as follows:

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Include material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical measurements;

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Provide greater insight into the quality and variability of information and address specifically why your estimates bear the risk change;

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Analyze the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future; and

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Provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

Please provide us your intended disclosure.

The Company will include the following disclosure in future filings:

The Aerospace Segment, which consists solely of Chromalloy Gas Turbine Corporation, repairs and manufactures component parts for airplane engines and industrial turbines, certain of which is provided under long term material-by-the-hour and power-by-the-hour contracts.  The Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables to these contracts.  Revenue is recognized as units are delivered based on their relative fair value of the total estimated contract consideration.  Accounting for these contracts involves management judgment in estimating total contract consideration and applying the relative fair value to the multiple deliverables.  Total contract consideration is estimated by applying a contractual billing rate per flight hour to the customer’s estimated total flight hours of a defined fleet over the term of a contract.  The Company utilizes extensive fleet analyses provided by its customers which support a forecast of flight hours over the term of a contract. The multiple deliverables to be provided over the term of a contract are estimated from the frequency and extent of maintenance and overhaul requirements which are based on historical performance trends and regulatory guidelines. Significant factors that influence these estimates primarily include flight hour assumptions and fleet utilization.  Based on the accuracy of historical estimates, the Company believes its current estimates are reasonable; however, future revenues may be adversely affected by changes in circumstances such as a general economic slowdown or a terrorist attack which directly impacts the airline industry.

7.

Please revise your revenue recognition policy to disclose with greater specificity how you account for your MBTH and PBTH contracts. Your expanded disclosures should provide information including, but not limited to:

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A description of how you estimate the total revenues to be recognized and/or consideration to be received under your MBTH and PBTH contracts, as well as, the sources of any critical estimates such as your customers’ estimated flight hours.

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A description of how you estimate the total number of repair services, part replacements, or overhauls to be provided under your contracts, as well as, the sources of data used to make your estimates.

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A description of how you estimate the fair value of the undelivered services to be provided under your contracts.

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A description of how you account for any amount of consideration expected to be received in excess of the estimated fair value of services that you expect to provide under your contracts.

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A description of how your account for unbilled receivables, including a discussion of how you determine whether you are entitled to such amounts.

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Any additional information necessary to provide a complete full understanding of your revenue recognition policies under your MBTH and PBTH contracts.

In addition, please revise any portions of your current disclosure that are inaccurate, such as your statement that revenue is recognized “based upon the estimated fair value of units shipped.” Please provide us your intended disclosure.

The Company will include the following disclosure in future filings:

The Aerospace Segment, which consists solely of Chromalloy Gas Turbine Corporation, repairs and manufactures component parts for airplane engines and industrial turbines, certain of which is provided under long term material-by-the-hour and power-by-the-hour contracts.  The Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables to these contracts.  Revenue is recognized as units are delivered based on their relative fair value of the total estimated contract consideration.    Accounting for these contracts involves management judgment in estimating total contract consideration and applying the relative fair value to the multiple deliverables.  Total contract consideration is estimated by applying a contractual billing rate per flight hour to the customer’s estimated total flight hours of a defined fleet over the term of a contract.  The Company utilizes extensive fleet analyses provided by its customers which support a forecast of flight hours over the term of a contract. The multiple deliverables to be provided over the term of a contract are estimated from the frequency and extent of maintenance and overhaul requirements which are based on historical performance trends and regulatory guidelines. Significant factors that influence these estimates primarily include flight hour assumptions and fleet utilization.

In applying the relative fair value method, the total fair value of deliverables determined to be required over the term of the arrangement is compared to the total estimated contract consideration.  The difference is allocated to each deliverable based on the relative fair value of the deliverable and is recognized upon delivery.  The fair value of each undelivered item expected to be provided over the term of the contract is based on the price we charge other customers for similar deliverables when sold on a standalone basis or, if that is not available, the price charged by our competitors for similar deliverables when sold on a standalone basis.

As of September 30, 2006 and December 31, 2005, unbilled revenues recorded as an asset in relation to these contracts were $56.7 million and $39.3 million, respectively.  The amount recorded as an asset for the excess of revenue recognized under the arrangement over the amount of cash received is limited to what the Company is legally entitled as of the balance sheet date based on the provisions of each contract. The limitations imposed under certain of the contracts have resulted in a reduction in revenue recognized for delivered items of $5.4 million during the nine months ended September 30, 2006.

8.

Please explain to us how you are applying the guidance in paragraph 4 of EITF 00-21 with regard to the applicability of FTB 90-1 to your MBTH and PBTH arrangements.

The Company believes that its PBTH and MBTH contracts are not within the scope of FTB 90-1.

a.

Paragraph 2 of FTB 90-1 states that “A contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product.”

b.

The background section of FTB 90-1 noted in paragraph 7 states that “Extended warranty and product maintenance contracts provide warranty protection or product services not included in the original price of the product covered by the contract.”

c.

Paragraph 8 goes on to state that “Warranties are explicitly included within the scope of Statement 5. However, that Statement addresses warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. This Technical Bulletin addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of product and the sale of the contract as separate transactions regardless of the seller’s pricing and marketing strategy.”

The Company believes that these paragraphs indicate that the scope of FTB 90-1 and its intent was directed to provide guidance to companies such as original equipment manufacturers that routinely sell a combined package of equipment, warranty and maintenance services.  As disclosed in our previous response letters, the Company’s PBTH and MBTH contracts do not include the sale of engines or warranties and are not applicable to assets separately or previously sold by Chromalloy.

We trust that, in providing all of the requested information and undertaking to include certain additional disclosures in our future filings, we have been responsive to the Comment Letter.  If you have any questions relating to the Company’s responses to the Comment Letter, please call me at 201-343-1122 extension 2244.

Very truly yours,

/s/ Donna M. Costello

Donna M. Costello

Vice President and Controller

cc:

Kenneth J. Binder

– Senior Vice President, Finance

Diane C. Bunt

– Secretary and Senior Associate General Counsel

Joseph Duggan

– KPMG LLP

Peter Tryhane

– Ernst & Young LLP

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